Exhibit 99.1

VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE FIRST QUARTER ENDED
OCTOBER 26, 2024

Contact:	John Van Orden, CFO
(973) 467-2200
villageinvestorrelations@wakefern.com
Springfield, New Jersey – December 3, 2024 - Village Super Market, Inc. (NSD-VLGEA) today reported its results of operations for the first quarter ended October 26, 2024.

First Quarter Highlights
•Sales increased 4.0% and same store sales increased 2.4%
•Same store digital sales increased 8%
•Net income of $12.8 million, an increase of 11% compared to the first quarter of the prior year
First Quarter of Fiscal 2025 Results
Sales were $557.7 million in the 13 weeks ended October 26, 2024 compared to $536.4 million in the 13 weeks ended October 28, 2023. Sales increased due to an increase in same store sales of 2.4% and the opening of the Old Bridge, NJ replacement store on March 17, 2024 partially offset by the impact of the closure of a Gourmet Garage location on November 1, 2023. Same store sales increased due primarily to digital sales growth, higher pharmacy sales and continued growth in recently remodeled stores. New stores, replacement stores and stores with banner changes are included in same store sales in the quarter after the store has been in operation for four full quarters. Store renovations and expansions are included in same store sales immediately.
Gross profit as a percentage of sales increased to 29.03% in the 13 weeks ended October 26, 2024 compared to 28.52% in the 13 weeks ended October 28, 2023 due primarily to increased patronage dividends and rebates received from Wakefern (.35%), decreased warehouse assessment charges from Wakefern (.20%), increased departmental gross margin percentages (.14%) and lower LIFO charges (.06%) partially offset by an unfavorable change in product mix (.20%) and higher promotional spending (.04%).
Operating and administrative expense as a percentage of sales increased to 24.66% in the 13 weeks ended October 26, 2024 compared to 24.29% in the 13 weeks ended October 28, 2023. The increase in Operating and administrative expenses is due primarily to increased employee costs (.27%), increased external fees associated with digital sales growth (.22%) and higher utility costs (.11%) partially offset by operating leverage on fixed occupancy costs (.16%) and lower supply spending (.05%). Employee costs increased due primarily to minimum wage and demand driven pay rate increases and higher fringe benefit costs, including self-insured medical plans and multi-employer union health and welfare plan benefits.
Depreciation and amortization expense decreased slightly in the 13 weeks ended October 26, 2024 compared the 13 weeks ended October 28, 2023 due primarily to the timing of capital expenditures.
Interest expense decreased in the 13 weeks ended October 26, 2024 compared to the 13 weeks ended October 28, 2023 due primarily to lower average outstanding debt balances.
Interest income decreased in the 13 weeks ended October 26, 2024 compared to the 13 weeks ended October 28, 2023 due primarily to lesser amounts invested in demand deposits at Wakefern.
The Company’s effective income tax rate was 31.2% in the 13 weeks ended October 26, 2024 compared to 31.5% in the 13 weeks ended October 28, 2023.
Village Super Market operates a chain of 34 supermarkets in New Jersey, New York, Maryland and Pennsylvania under the ShopRite and Fairway banners and three Gourmet Garage specialty markets in New York City.

Forward Looking Statements

All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law. The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: general economic conditions; competitive pressures from the

Exhibit 99.1

Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of changing energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; disruptions or changes in Wakefern's operations; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings and closings; the rate of return on pension assets; labor shortages; disruptions to supply chains; and other factors detailed herein and in the Company’s filings with the SEC.

Exhibit 99.1

VILLAGE SUPER MARKET, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts) (Unaudited)

	13 Weeks Ended	13 Weeks Ended
	October 26, 2024	October 28, 2023

Sales	$557,697	$536,354

Cost of sales	395,819	383,406

Gross profit	161,878	152,948

Operating and administrative expense	137,519	130,292

Depreciation and amortization	8,383	8,506

Operating income	15,976	14,150

Interest expense	(990)	(1,064)

Interest income	3,617	3,825

Income before income taxes	18,603	16,911

Income taxes	5,800	5,326

Net income	$12,803	$11,585

Net income per share:
Class A common stock:
Basic	$0.96	$0.87
Diluted	$0.86	$0.78

Class B common stock:
Basic	$0.63	$0.56
Diluted	$0.63	$0.56

Gross profit as a % of sales	29.03%	28.52%
Operating and administrative expense as a % of sales	24.66%	24.29%